UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 1-U	OMB Number: 3235-0722 Expires: December 31, 2024 Estimated average burden hours per response 5.0

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) September 22, 2024

DF Growth REIT, LLC

(Exact name of issuer as specified in its charter)

Delaware	83-1263155
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

Symphony Tower 750 B Street Suite 1930 San Diego, CA 94101

(Full mailing address of principal executive offices)

(858) 430-8528

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A Investor Shares

Item 9. Other Events

Pursuant to Section 9.2 of the LLC Agreement (the “LLC Agreement”) by and among DF Growth REIT, LLC (the “Company”); DF Manager, LLC (the “Manager”); DiversyFund, Inc. (the “Sponsor”); and the members of the Company, the Manager has determined that it is in the best interests of the Company and its members to extend the Dissolution Date (as defined in the LLC Agreement).

The attached communication was distributed to investors in the Company on September 22, 2024.

Dear Investor,

As provided in Section 9.2 of the Operating Agreement of DF Growth REIT, LLC (“REIT I” or the “Fund”), the Manager of REIT I has determined that it is in the best interests of the Fund and its members to extend REIT I’s dissolution date. The new dissolution date is December 31, 2025.

We are writing to provide more information about the Manager’s determination.

Background: The life of private investment funds, including REITs, typically range from 5-10 years with the possibility of 1-2 year extensions. REIT I was set up with an expected term of 5 years and the possibility, at the Manager’s discretion, of two 1-year extensions.

The Stages of a Value Add Fund: REIT I pursues a multifamily value-add strategy with 6 stages.

1.	Capital Raise

2.	Acquisition

3.	Renovation

4.	Stabilization

5.	Liquidation

6.	Distribution

The general macroeconomic environment—including factors like prevailing interest rates, the unemployment rate, the rate of GDP growth/decline—and local market conditions determine the length of time an asset remains in the Stabilization and Liquidation stages. The Stabilization stage following property improvements and rent increases is critical to drive increases in asset values, and a longer period of stabilization is sometimes required to maximize growth in asset values.

While REIT I was launched near the end of 2018, most REIT I investors made their investments in 2019 through 2021. As a “growth” investment, REIT I’s goal is to maximize the increase of investor capital on a risk-adjusted basis, which means allowing REIT I multifamily properties more time to appreciate and avoiding exiting during a down market when sales prices are softening.

Manager’s Decision: REIT I has completed the Acquisition and Renovation stages at properties held by the fund and most REIT I assets are now in the Stabilization stage. The Manager has determined that it is in the best interests of the fund and its members to extend the dissolution date in order to allow for additional time to raise and stabilize rents.

If you have any questions about REIT I, please contact us at hello@diversyfund.com.

Sincerely yours,

The DiversyFund Team

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter): DF Growth REIT, LLC

By (Signature and Title): Alan Lewis, Chief Investment Officer

Date: September 23, 2024

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